Exhibit 99.1

ITURAN LOCATION AND CONTROL LTD.

Dear Shareholder,

Re: Annual General Meeting of Shareholders

You are cordially invited to attend the 2013 Annual General Meeting of Shareholders (the “Annual Meeting”) of Ituran Location and Control Ltd. to be held at Ituran’s offices at 3 Hashikma St. Azour Israel, on December 26, 2013 at 14:00 p.m. local time.

Holdings of the Company’s ordinary shares are being asked to vote on the matters listed in the enclosed Notice of Annual General Meeting of Shareholders. Your Board of Directors recommended a vote “FOR” all the matters set forth in the notice.

At the annual meeting, representatives of the Board of Directors and management will be pleased to respond to any questions you may have.

Whether or not you plan to be present at the Annual Meeting and regardless of the number of ordinary shares you own, you are requested to complete and return the enclosed proxy, which is solicited by the Company’s Board of Directors, and mail it promptly in the accompanying envelope, so that your votes may be recorded. Under the Company’s Articles of Association, your proxy must be received by 2 p.m., Israel time, on December 23, 2013, to be counted for the Annual Meeting. If you are present at the Annual Meeting and desire to vote in person, you may revoke your appointment of proxy at the Annual Meeting so that you may vote your shares personally.

Your cooperation is appreciated.

Very truly yours, Zeev Koren Chairman of the Board of Directors

AS A FOREIGN PRIVATE ISSUER, WE ARE EXEMPT FROM THE RULES UNDER THE SECURITIES EXCHANGE ACT RELATED TO THE FURNISHING AND CONTENT OF PROXY STATEMENTS. THE CIRCULATION OF THIS PROXY STATEMENT SHOULD NOT BE TAKEN AS AN ADMISSION THAT WE ARE SUBJECT TO THOSE PROXY RULES.

ITURAN LOCATION AND CONTROL LTD

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

To the shareholders of
Ituran Location and Control Ltd.:

The annual general meeting of shareholders of Ituran Location and Control Ltd. (the “Company”) will be held at the Company’s headquarters located at 3 Hashikma Street, Azour, Israel, on December 26, 2013 at 2 p.m. for the following purposes:

(1)	To receive and discuss the audited Consolidated Financial Statements of the Company for the year ended December 31 2012.

(2)
To renew the appointment of the firm of Fahn Kanne & co. (a member firm of Grant Thornton international) as the Company’s independent auditors for the year ending December 31, 2014 and until the Company’s next annual general meeting and authorize the Audit Committee of the Company to determine their remuneration

(3)	To re-elect the following persons to serve as directors for additional period until third succeeding Annual meeting thereafter: Eyal Sheratzky, Yoav Kahane, Yigal Shani, Amos Kurz.

Only shareholders of record on November 18, 2013 are entitled to receive notice of and vote at the Annual Meeting.

By order of the Board of Directors Guy Aharonov, Adv. General Counsel

Azour, Israel
October 3, 2013

ITURAN LOCATION AND CONTROL LTD.
PROXY STATEMENT FOR ANNUAL GENERAL MEETING OF SHAREHOLDERS

October 3, 2013

The enclosed proxy is solicited on behalf of the Board of Directors of Ituran Location and Control Ltd. (the “Company”) for use at the Company’s Annual General Meeting of Shareholders (the “Annual Meeting”) to be held on December 26, 2013 at 2 p.m., local time, or at any adjournment or postponement thereof, for the purposes set forth herein and in the accompanying Notice. The Annual Meeting will be held at the offices of the Company located at 3 Hashikma Street, Azour, Israel. The telephone number at that address is +972-3-5571314.

INFORMATION CONCERNING SOLICITATION AND VOTING

Record Date and Shares Outstanding

You are entitled to notice of the Annual Meeting and to vote at the Annual Meeting if you were a shareholder of record of Ordinary Shares, nominal value NIS 0.33 1/3 (the “Ordinary Shares”), of the Company at the close of business on November 18, 2013 (the “Record Date”). You are also entitled to notice of the Annual Meeting and to vote at the Annual Meeting if you held Ordinary Shares through a bank, broker or other nominee which was a shareholder of record of the Company at the close of business on the Record Date or which appeared in the participant listing of a securities depository on that date.

Revocability of Proxies

A form of proxy card for use at the Annual Meeting is attached. Please follow the instructions on the proxy card. You may change your mind and cancel your proxy card by filing a written notice of revocation with the Company, by completing and returning a duly executed proxy card bearing a later date, or by voting in person at the Annual Meeting. Attendance at the Annual Meeting will not in and of itself constitute revocation of a proxy. Shares represented by a valid proxy card in the attached form will be voted in favor of all of the proposed resolutions to be presented to the Annual Meeting, unless you clearly vote against a specific resolution.

Quorum, Voting and Solicitation

At least two shareholders who attend the Annual Meeting in person or by proxy will constitute a quorum at the Annual Meeting, provided that they hold shares conferring in the aggregate more than one third of the voting power of the Company. If a quorum is not present within one hour from the time scheduled for the Annual Meeting, the Annual Meeting will be adjourned to the same day in the next week, at the same time and place. At such adjourned meeting any number of shareholders present in person or by proxy shall constitute a quorum. The vote necessary to approve the resolutions relating to the matters upon which you will be asked to vote is specified below immediately following each proposed resolution. Each outstanding Ordinary Share is entitled to one vote upon each of the matters to be presented at the Annual Meeting.

Shareholders registered in the Company’s shareholders registry in Israel and shareholders who hold shares through members of the Tel-Aviv Stock Exchange who vote their shares by proxy must also provide the Company with a copy of their identity card, passport or certificate of incorporation, as the case may be. Shareholders who hold shares through members of the Tel-Aviv Stock Exchange and intend to vote their shares either in person or by proxy must deliver to the Company an ownership certificate, confirming their ownership of shares of the Company on the record date, which certificate must be approved by a recognized financial institution, as required by the Israeli Companies Regulations (Proof of Ownership of Shares for Voting at General Meetings), 2000, as amended.

The Board of Directors of the Company is soliciting the attached proxy cards for the Annual Meeting, primarily by mail. The original solicitation of proxies by mail may be further supplemented by solicitation by telephone and other means by certain officers, directors, employees and agents of the Company, but they will not receive additional compensation for these services. Under Israeli law, if a quorum is present in person or by proxy, broker non-votes and abstentions will have no effect on whether the requisite vote is obtained, as they do not constitute present and voting shares.

Shareholders are entitled to apply in writing, through the Company, to the other shareholders of the Company in order to present their position in respect of any item on the agenda of the Annual Meeting (“Position Notice”). Position Notices may be sent to the Company’s registered office at the address specified above, by no later than December 24, 2013.

REVIEW AND DISCUSSION OF THE AUDITED CONSOLIDATED FINANCIAL
STATEMENTS OF THE COMPANY FOR THE YEAR ENDED DECEMBER 31, 2011

In accordance with Section 60(b) of the Companies Law, shareholders are invited to discuss the audited Consolidated Financial Statements of the Company for the year ended December 31, 2012. The Annual Report on Form 20-F of the Company for the year ended December 31, 2012, including the audited Consolidated Financial Statements of the Company, is available on the Company’s website, at www.ituran.com.

PROPOSAL ONE
REAPPOINTMENT OF INDEPENDENT AUDITORS AND AUTHORIZATION
OF AUDITORS’ COMPENSATION

Background

The Audit Committee and the Board of Directors have selected the accounting firm Fahn Kanne & co., a member of Grant Thornton International, as the independent auditors to audit the consolidated financial statements of the Company for the year ending December 31, 2014. Fahn Kanne & co. audited the Company’s books and accounts since the year ended December 31, 1995.

Proposal

Shareholders are being asked to renew the appointment of Fahn Kanne & co. as the Company’s independent auditors for 2014, and to authorize the Audit Committee to set the compensation of these auditors. The Audit Committee will pre-approve all services to be performed by, and compensation to be paid to our auditors as provided for in the U.S. Sarbanes-Oxley Act of 2002 and the rules thereunder.

It is proposed that the following resolution be adopted at the Annual Meeting: “that Fahn Kanne & co. be appointed as the Company’s independent auditors for the year 2014 and that the Audit Committee of the Company is hereby authorize to determine the compensation of theses auditors”.

Vote Required

The affirmative vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy and voting thereon is necessary for approval of this proposal.

Board Recommendation

The Board of Directors recommends that the shareholders vote “FOR” the renewal of the appointment of the Company’s independent auditors and the authorization of the Audit Committee to determine their compensation.

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PROPOSAL TWO
The re-election of certain directors for additional period
 until third succeeding Annual meeting thereafter

Background

The re-election of Directors of the Company is determined under the Company’s Articles of Association. At every annual meeting three or four directors out of all directors presiding, shall be replaced or re-elected to office.

Proposal

Shareholders are being asked to approve the re-election of the following directors to office: Eyal Sheratzky, Yoav Kahane, Yigal Shani, Amos Kurz .

Eyal Sheratzky has served as a director of our company since its acquisition in 1995 and as a Co-Chief Executive Officer since 2003. Prior to such date, he served as an alternate Chief Executive Officer of our company in 2002 and as Vice President of Business Development during the years 1999 through 2002. Mr. Sheratzky also serves as a director of Moked Ituran and certain of our other subsidiaries, including Ituran Network. From 1994 to 1999, he served as the Chief Executive Officer of Moked Services, Information and Investments and as legal advisor to several of our affiliated companies. Mr. Sheratzky holds LLB and LLM degrees from Tel Aviv University School of Law and an Executive MBA degree from Kellogg University. Mr. Sheratzky is the son of Izzy Sheratzky, the brother of Nir and Gil Sheratzky.

Yoav Kahane  has served as director of our company since 1998 and as of 2011 also serves as a member of our audit committee. Since 2006 Mr. Kahane has worked for Enzymotec in various managerial positions including Director of Business Development, VP Sales & Marketing, Infant Nutrition Business Unit Manager and served as CEO of Advanced Lipids AB a joint venture of AAK AB and Enzymotec, specializing in nutritional ingredients to the infant nutrition industry. In addition, Mr. Kahane is serving as CEO of Spot-On Therapeutics Ltd., a startup company that develops a medical device for the treatment of dizziness. During the years 2004-2005, Mr. Kahane served as Vice President of Sales and Marketing in Elbit Vision Systems Ltd. During the years 2001 and 2002, he served as Manager of Business Development in Denver Holdings and Investments Ltd. In 2000, Mr. Kahane established Ituran Florida Corp. and served as its Chief Executive Officer until 2001. Mr. Kahane holds BA degree in Life Sciences form Tel-Aviv University, a BA degree in Insurance and an MBA degree from the University of Haifa. Yoav Kahane is the son of Professor Kahane.

Yigal Shani has served as a director of our company since its acquisition in 1995. Mr. Shani is an insurance agent and a partner in the insurance agency Tzivtit Insurance Agency (1998), Ltd., which provides insurance services to our company.

Amos Kurz has served as a director of our company since its acquisition in 1995. Mr. Kurz also serves as Chief Executive Officer and director of F.K. Generators & Equipment. Mr. Kurz is the brother of Avner Kurz.

It is proposed that the following resolution be adopted at the Annual Meeting: “to approve the re-election of the following persons to serve as directors for additional period until third succeeding Annual meeting thereafter: Eyal Sheratzky, Yoav Kahane, Yigal Shani, Amos Kurz.

Vote Required

The affirmative vote of the holders of a majority of the voting power represented at the Annual Meeting in person or by proxy and voting thereon is necessary for approval of this proposal.

Board Recommendation

The Board of Directors recommends that the shareholders vote “FOR” the re-election of the abovementioned persons to the Company’s board of directors, for additional period until third succeeding Annual meeting thereafter

Sincerely yours,

Ituran Location and Control Ltd.

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ITURAN LOCATION AND CONTROL LTD.

FORM OF PROXY

For use by shareholders of the Company at the Annual General Meeting of the Shareholders to be held on December 6, 2012 at 2 p.m. at the Company’s offices at 3 Hashikma Street, Azour (P.O. Box 11473 Azour 58001), Israel.

(Please use BLOCK CAPITALS)

I ________________________________________________________________
of _______________________________________________________________,

being a shareholder of Ituran Location and Control Ltd. (the “Company”), hereby appoint  Mr. Israel Baron, as my proxy to vote for me and on my behalf at the Annual General Meeting to be held on December 26, 2013 at the Company’s offices at said address (the “Annual Meeting”) and at any adjournment(s) thereof.

I direct that my vote(s) be cast on the resolution as indicated by a  in the appropriate space.

RESOLUTIONS	FOR	AGAINST	ABSTAIN
The renewal of the appointment of Fahn Kanne & co. (a member firm of Grant Thornton international) as the Company’s independent auditors for the year ending December 31, 2014 and authorization of the Audit Committee to determine their compensation.
	☐	☐	☐
The approval of the re-election of the following directors to office: Eyal Sheratzky, Yoav Kahane, Yigal Shani, Amos Kurz.	☐	☐	☐

If no direction is made this proxy will be voted FOR Items 1 - 2 above.

Dated ____________ Name _________________ Signature __________________

Notes:

To be valid, this form of Proxy must be lodged at the Company’s offices at 3 Hashikma Street, Azur, Israel, not later than 24 hours prior to the time set for the meeting (or an adjourned meeting, if such shall take place), and a failure to so deposit shall render the appointment invalid. You may fax this proxy to the Company at +972-3-5571393 (Attn: Mr. Guy Aharonov). - Any alterations to this form must be initialed.

1.	Completion and return of this Proxy Form will not prevent a member from attending and voting in person at the Meeting.